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                                      LOGO

To Our Stockholders:


     You are cordially invited to attend the annual meeting of stockholders of At Home Corporation to be held at the principal executive offices of @Home at 425 Broadway, Redwood City, California 94063 on Friday, May 28, 1999 at 9 a.m., Pacific time.


     The matters expected to be acted upon at the meeting, including a proposed merger that will cause Excite, Inc. to become a wholly-owned subsidiary of @Home, are described in detail in the attached notice of annual meeting of stockholders and prospectus/proxy statement.


     After careful consideration, your board of directors has approved the merger and related transactions with Excite and determined the merger to be fair to and in the best interests of @Home and its stockholders. @Home's board of directors has approved the issuance of shares of @Home Series A common stock in the merger and a new certificate of incorporation in connection with the merger and recommends that you approve these items.


     It is important that you use this opportunity to take part in the affairs of @Home by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR VOTE IS VERY IMPORTANT. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

                                          Sincerely,
                                          /s/ THOMAS A. JERMOLUK
                                          Thomas A. Jermoluk
                                          Chairman of the Board, President and
                                          Chief Executive Officer


This prospectus/proxy statement is dated April 27, 1999 and was first mailed to stockholders on or about April 30, 1999.